SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                          Commission File Number: 2-67918-NY

                                   FORM 12b-25


                             NOTIFICATION OTE FILING

(Check One): | |Form 10-K | |Form 11-K | |Form 20-F |X|Form 10-Q | |Form N-SAR

For Period Ended: August 31, 1997

| | Transition Report on Form 10-K          | | Transition Report on Form 10-Q
| | Transition Report on Form 20-F          | | Transition Report on Form N-SAR
| | Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of Registrant   Mikros Systems Corporation
                          --------------------------

Former name if applicable
                          --------------------------

Address of principal executive office (Street and number)

5 Vaughn Drive, 2nd Floor
-------------------------

City, State and Zip Code Princeton, New Jersey 08540
                         ---------------------------



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                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                               PART III. NARRATIVE


     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Mikros Systems Corporation (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1998 (the "Form 10-Q") without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in divesting its Government related business and completing the year end financial audit. The Form 10-Q is currently being prepared and will be filed no later than the fifth calendar day following the May 15, 1998 due date of the Form 10-Q.

                           PART IV. OTHER INFORMATION




     (1) Name and telephone number of person to contact in regard to this notification.

Stephen C. Denty,           President              (609) 987-1513
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   (Name)                  (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 and 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s).

     Form 10-K for the period ended December 31, 1997.

                                                     [ ]  Yes   [X]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof?

                                                     [X] Yes    [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Pleases see Exhibit A attached hereto and forming a part hereof.

Mikros Systems Corporation
--------------------------
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 1998                      By: /s/Stephen C. Denty
                                            -------------------------
                                            Stephen C. Denty
                                            Title: President

                                    EXHIBIT A

                           PART IV. Other Information



          (3) For the quarter ended March 31, 1998, the Company expects to report that it incurred a net loss of approximately $266,000, as compared to a net loss of $246,135 in the first quarter of 1997. Net loss per share for the quarter ended March 31, 1998 is expected to be $.02 as compared to a net loss per share of $.02 in the first quarter of 1997. The Company believes that such increase in net loss is attributable to an overall reduction in the Company's business volume as well as the recognition of final costs on a government contract.